SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Robert L. Vitale
EIG Management Company, LLC
1700 Pennsylvania Ave. NW
Suite 800
Washington, D.C. 20006
202-600-3304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG BBTS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG BBTS Holdings, LLC to SHB, EIG BBTS Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO/IA – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Management Company, LLC to SHB, EIG Management Company, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Asset Management, LLC to SHB, EIG Asset Management, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Global Energy Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of EIG Global Energy Partners, LLC to SHB, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The R. Blair Thomas 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to SHB, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Blair Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of R. Blair Thomas to SHB, R. Blair Thomas may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Randall Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The Randall Wade 2010 Irrevocable Trust to SHB, The Randall Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Kristina Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of The Kristina Wade 2010 Irrevocable Trust to SHB, The Kristina Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall S. Wade

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,040,968 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,040,968 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,040,968 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Randall S. Wade to SHB, Randall S. Wade may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

EXPLANATORY NOTE

This Amendment No. 11 amends and supplements the Schedule 13D first filed August 14, 2014, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016, that certain Amendment No. 6 filed on May 2, 2016, that certain Amendment No. 7 filed on August 12, 2016, that certain Amendment No. 8 filed on January 13, 2017, that certain Amendment No. 9 filed on August 15, 2017, and that certain Amendment No. 10 filed on November 14, 2017 (the “Original Schedule 13D”), and as amended by this Amendment No. 11 (this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

This Amendment No. 11 is being filed solely to restate item 7 as included in Amendment No. 10 and include as an exhibit to this filing Exhibit C, which was inadvertently omitted from Amendment No. 10 as filed.

Item 7. Materials to be filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding the following Exhibits:

Exhibit A
Contribution Agreement, dated October 31, 2017, by and among American Midstream Partners, LP, American Midstream GP, LLC, and  Southcross Holdings LP (attached as Exhibit 2.2 to the Issuer’s Form 10Q dated September 30, 2017 (File No. 001-35719) filed with the Commission on November 13, 2017 and incorporated herein in its entirety by reference.)

Exhibit B
Agreement and Plan of Merger, dated October 31, 2017 by and among American Midstream Partners, L.P., American Midstream GP, LLC, Southcross Energy Partners, L.P., and South Cross Energy Partners GP, LLC (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35719) filed with the Commission on October 31, 2017 and incorporated herein in its entirety by reference).

Exhibit C	Voting and Support Agreement, dated October 31, 2017 by and among American Midstream Partners, L.P., Southcross Holdings LP, Southcross Holdings GP, LLC, and Southcross Holdings Borrower, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017

EIG BBTS Holdings, LLC,
a Texas limited liability company

By:	EIG Management Company, LLC,
its Manager

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Management Company, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Asset Management, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Global Energy Partners, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
R. Blair Thomas, Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

By:	/s/ Randall S. Wade
Randall S. Wade